Exhibit 99.1

2018-09-30

Change in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden September 30, 2018 – Oasmia Pharmaceutical AB (publ) (”Oasmia” or ”Company” or “Group”) on 18 April 2018 issued a convertible loan with a total nominal amount of MSEK 26. In total MSEK 14 of the convertible loan have during September 2018, at the request of convertible loan holders, been converted into shares. Moreover, in September 2018 holders of the warrants, that the Company issued 23 January 2018, have exercised 8,064,516 warrants, as a result hereof, the same amount of shares in the Company has been issued. As a consequence, the total number of shares and votes in the Company have increased with 10,921,658 shares and votes. The share capital has increased with SEK 1,092,165.80.

As of 28 September 2018, the total number of shares and votes in Oasmia are 190,231,254 shares and votes. As per the same date, the share capital is SEK 19,023,125.40.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 1.00 p.m. CET on 30 September 2018.